Exhibit 99.1

FOR IMMEDIATE RELEASE

SILICOM TO PRESENT AT 16th ANNUAL
NEEDHAM GROWTH CONFERENCE ON
TUESDAY, JANUARY 14th AT 12:05PM

KFAR SAVA, Israel—January 13, 2014 - Silicom Ltd. (NASDAQ and TASE: SILC), an industry-leading provider of high-performance server/appliances networking solutions, today announced that its Founder and Chairman, Mr. Avi Eizenman, will present at the 16th Annual Needham Growth Conference on Tuesday, January 14th, at 12:05 PM EST. The presentation will take place in the Kennedy 1 Hall of the New York Palace Hotel.

The presentation will be followed by a question and answer session.

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About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the throughput and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Application Delivery,

WAN Optimization, Security and other mission-critical segments within the fast-growing virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators and a variety of innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail : silicom@ccgisrael.com